UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 24, 2016: Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2016.

This Report on Form 6-K, except for (i) the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next succeeding paragraph and (ii) the paragraph beginning with “Tasos Aslidis, Chief Financial Officer of Euroseas commented:” and the two next succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-194922) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2014, as amended, and the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the Commission on December 2, 2015.

                                                                                                                                Exhibit 1

Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2016

Maroussi, Athens, Greece – May 24, 2016 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three month period ended March 31, 2016.

First Quarter 2016 Highlights:

•

Total net revenues of $6.5 million. Net loss of $2.8 million; net loss attributable to common shareholders (after a $0.4 million of dividend on Series B Preferred Shares) of $3.3 million or $0.40 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $3.0 million or $0.38 loss per share basic and diluted.

•

Adjusted EBITDA1 was ($0.1) million.

•

An average of 11.54 vessels were owned and operated during the first quarter of 2016 earning an average time charter equivalent rate of $6,565 per day.

•

The Company declared its ninth dividend of $0.4 million on its Series B Preferred shares; the dividend was paid in-kind by issuing additional Series B Preferred Shares.

•

Finally, as previously announced, the Company sold its vessel, M/V Captain Costas, a 1992-built containership for scrap for approximately $2.8 million in gross proceeds. The vessel was delivered to its buyers in May 2016.

1Adjusted EBITDA, Adjusted net loss and Adjusted loss per share are not recognized measurements under GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented: “The beginning of 2016 found both the drybulk and containership markets at historical low levels with drybulk rates in particular staying below operating cost levels. While the drybulk market improved in April, it has given up some of the gains in May with rates currently hovering around operating cost levels. Containership rates for our vessels are just above operating cost levels having not recovered after the Chinese New Year as it was expected. In midst of such a challenging environment, a significant supply side correction is under way, especially in the drybulk sector, with high levels of scrapping but more importantly with cancellation of newbuilding projects. These reactions alongside the very low level of new orders placed provide the best hope for the medium term recovery of the markets. In the absence of a meaningful recovery of demand, which depends mainly on developments in China for the drybulk market and Europe for the containership one, we expect both segments to struggle to find a clear direction in the remaining of the year.

“We have been focusing in managing our cash flow and liquidity due to the dire markets but at the same time trying to take advantage of this very market to renew our fleet most optimally. In February, we refinanced part of our indebtedness extending the maturity and reducing debt repayments; our efforts in this front are continuing and promising. Also, in February, we took delivery of our first Kamsarmax newbuilding, M/V Xenia, which commenced a four-year charter at a daily rate significantly above the present market levels. We expect to take delivery of two of the remaining vessels of our newbuilding program, two Ultramaxes, in 2016 according to the schedule provided by the yard. The remaining third vessel of our newbuilding program, a Kamsarmax, is scheduled for 2018. On the investment front, we are looking for opportunities to replace our older vessels with vessels several years younger with minimal incremental investment as prices for vessels older than 15-years, especially containerships, have been squeezed around scrap prices. In that context, we sold in May our vessel M/V Captain Costas, one of our eldest containerships; we intend to replace it with a vessel several years younger and looking for opportunities to that respect.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first quarter of 2016 reflect the continued depressed state of the drybulk and container markets. Comparing our results for the first quarter of 2016 with the same period of 2015, our net revenues declined by about $1.6 million and incurred $0.1 million lower voyage expenses. Operating expenses, including management fees and general and administrative expenses decreased by approximately $2.4 million as compared to the first quarter of 2015. This was mainly due to the operation of 11.54 vessels during the first quarter of 2016 versus 15 vessels during the same period of last year; on a per-vessel-per-day basis, operating expenses, including management fees and general and administrative expenses declined by 6.3% during the first quarter of 2016 as compared to the same period in 2015. General and administrative expenses, which increased by about $0.03 million (i.e. 3.3%) as compared to the first quarter of 2015, show a larger increase if expressed on a per-vessel-per-day basis again due to the fewer vessels operated during the quarter. We believe that we continue to maintain one of the lowest operating cost structures amongst the public shipping companies which, we believe, is one of our competitive advantages.

“Adjusted EBITDA during the first quarter of 2016 was ($0.1) million versus $(1.8) million in the first quarter of last year.

“As of March 31, 2016, our outstanding debt (excluding the unamortized loan fees) is about $55.0 million versus restricted and unrestricted cash of about $12.6 million. We are compliance with all our loan covenants subject to finalization of documentation of an in-principle agreement for the relaxation of loan-to-value covenant with certain of our banks.”

First Quarter 2016 Results:

For the first quarter of 2016, the Company reported total net revenues of $6.5 million representing a 20.0% decrease over total net revenues of $8.2 million during the first quarter of 2015. The Company reported a net loss for the period of $2.8 million and a net loss attributable to common shareholders of $3.3 million, as compared to a net loss of $5.4 million and $5.8 million respectively for the first quarter of 2015. The results for the first quarter of 2016 include a $0.1 million unrealized loss on derivatives and a $0.1 million realized loss on derivatives, similar to the same period of 2015. There were no drydocking expenses during the first quarter of the year 2016 as compared to $0.5 million for the first quarter of 2015. Depreciation expense for the first quarter of 2016 amounts to $2.1 million compared to $2.9 million for the same period of 2015. On average, 11.54 vessels were owned and operated during the first quarter of 2016 earning an average time charter equivalent rate of $6,565 per day compared to 15.00 vessels in the same period of 2015 earning on average $6,501 per day.

Adjusted EBITDA for the first quarter of 2016 was ($0.1) million up from $(1.8) million achieved during the first quarter of 2015. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share for the first quarter of 2016 was $0.40, calculated on 8,104,860 weighted average number of shares outstanding compared to basic and diluted loss per share of $1.00 for the first quarter of 2015, calculated on 5,783,231 weighted average number of shares outstanding.

Excluding the effect on the loss for the quarter of the unrealized loss and realized loss on derivatives, the adjusted loss per share for the quarter ended March 31, 2016 would have been $0.38 per share basic and diluted, compared to the loss, for the quarter ended March 31, 2015 of $0.97 per share basic and diluted. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile including newbuild and secondhand vessels we agreed to construct or acquire is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
XENIA	Kamsarmax	82,000		2016	TC 'till Jan-2020 + 1 year in Charterers’ Option	$14,100 $14,350
EIRINI P	Panamax	76,466		2004	TC ‘til Jan-17	104% average BPI 4 TC
PANTELIS	Panamax	74,020		2000	TC ‘til Jun-16	100.5% average BPI 4 TC
ELENI P	Panamax	72,119		1997	TC 'till Jun-16	$6,000
MONICA P	Handymax	46,667		1998	TC ‘til Jun-16	$4,350
Vessels under construction (*)
Hull Number DY 160 (tbn ALEXANDROS P)	Ultramax	63,500		2016	N/A
Hull Number DY 161	Ultramax	63,500		2016	N/A
Hull Number YZJ 1153	Kamsarmax	82,000		2018	N/A
Total Dry Bulk Vessels	8	560,272
Container Carriers
EVRIDIKI G (ex.MAERSK NOUMEA)	Intermediate	34,677	2,556	2001	TC ‘til Mar-18	$11,000
AGGELIKI P	Intermediate	30,360	2,008	1998	TC 'till Jan-17 + 6 months’ option	$7,000 $9,000
VENTO DI GRECALE (ex. JOANNA)	Handy size	22,301	1,732	1999	TC ‘till Aug-16	$7,250
MANOLIS P	Handy size	20,346	1,452	1995	TC 'til Feb-17	$6,800
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC 'til Jul-16	$11,500
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Oct-16	$6,900
Total Container Carriers	6	144,091	10,086
Fleet Grand Total	14	704,363	10,086

 Note:

(*) Vessels are to be delivered in the second and third quarter of 2016 (two Ultramaxes) and first quarter of 2018 (Kamsarmax).

Summary Fleet Data:

	Three Months, Ended March 31, 2015	Three Months, Ended March 31, 2016
FLEET DATA
Average number of vessels (1)	15.00	11.54
Calendar days for fleet (2)	1,350.0	1,050.0
Scheduled off-hire days incl. laid-up (3)	26.6	-
Available days for fleet (4) = (2) - (3)	1,323.4	1,050.0
Commercial off-hire days (5)	70.0	66.2
Operational off-hire days (6)	1.7	-
Voyage days for fleet (7) = (4) - (5) - (6)	1,251.7	983.8
Fleet utilization (8) = (7) / (4)	94.6%	93.7%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	94.7%	93.7%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.9%	100.0%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	6,501	6,565
Vessel operating expenses excl. drydocking expenses (12)	5,862	5,228
General and administrative expenses (13)	680	902
Total vessel operating expenses (14)	6,542	6,130
Drydocking expenses (15)	405	-

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Later today, Tuesday, May 24, 2016 at 10:30 a.m. Eastern Time, the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

A replay of the conference call will be available until May 31, 2016. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the First Quarter 2016 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2015	2016

Revenues
Voyage revenue	8,628,410	6,856,062
Related party revenue	60,000	60,000
Commissions	(506,504)	(368,211)
Net revenues	8,181,906	6,547,851

Operating expenses
Voyage expenses	485,863	397,565
Vessel operating expenses	6,838,635	4,694,690
Drydocking expenses	546,551	-
Depreciation	2,890,476	2,134,474
Management fees	1,074,495	794,196
Other general and administrative expenses	917,941	947,176
Total operating expenses	12,753,961	8,968,101

Operating loss	(4,572,055)	(2,420,250)

Other income/(expenses)
Interest and finance cost	(547,460)	(375,156)
Loss on derivatives, net	(203,811)	(199,644)
Other investment income	282,625	341,571
Foreign exchange gain / (loss)	35,650	(6,785)
Interest income	79,896	5,035
Other expenses, net	(353,100)	(234,979)
Equity loss in joint venture	(478,882)	(185,714)

Net loss	(5,404,037)	(2,840,943)
Dividend Series B Preferred shares	(401,751)	(421,084)
Net loss available to common shareholders	(5,805,788)	(3,262,027)
Loss per share, basic & diluted	(1.00)	(0.40)
Weighted average number of shares, basic & diluted	5,783,231	8,104,860

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2015 (1)	March 31, 2016

ASSETS
Current Assets:
Cash and cash equivalents	8,715,636	3,057,533
Trade accounts receivable	1,408,272	1,143,715
Other receivables, net	1,231,391	1,045,973
Inventories	1,464,940	1,007,392
Restricted cash Prepaid expenses Vessels held for sale Total current assets	5,916,743 175,506 2,671,811 21,584,299	3,713,333 253,038 - 10,220,984
Fixed assets:
Vessels, net	88,957,752	118,490,695
Advances for vessels under construction	32,701,867	23,130,969
Long-term assets:
Restricted cash	4,550,000	5,850,000
Deferred charges	418,034	554,894
Other investments	7,396,738	7,738,308
Investment in joint venture	16,515,701	16,329,988
Total long-term assets	150,540,092	172,094,854
Total assets	172,124,392	182,315,838

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion (2)	14,685,766	13,251,868
Trade accounts payable	1,394,874	1,507,122
Accrued expenses	1,203,070	1,020,717
Liabilities from assets held for sale	1,122,208	-
Deferred revenue	462,124	654,049
Due to related company	322,703	3,187
Derivatives	50,402	44,974
Total current liabilities	19,241,147	16,481,917

Long-term liabilities:
Long term debt, net of current portion	25,552,702	41,145,816
Derivatives	202,700	337,789
Total long-term liabilities	25,755,402	41,483,605
Total liabilities	44,996,549	57,965,522

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 33,179 and 34,200 issued and outstanding, respectively)	32,079,249	32,500,333
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 8,195,760 issued and outstanding)	245,873	245,873
Additional paid-in capital	278,833,156	278,896,573
Accumulated deficit	(184,030,436)	(187,292,463)
Total shareholders’ equity	95,048,593	91,849,983
Total liabilities and shareholders’ equity	172,124,392	182,315,838

(1) We have adopted the Accounting Standards Update (“ASU”) 2015-03, Interest-Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs, in the first quarter of 2016 and have retrospectively adjusted prior period current and long-term debt by $124,234 and $158,338, respectively. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts, instead of presenting debt issuance costs as long-term assets on the consolidated balance sheets.

(2) The Company has not taken into consideration the debt restructuring of certain of its debt for which the documentation is currently being finalized.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2015	2016

Cash flows from operating activities:
Net loss	(5,404,037)	(2,840,943)
Adjustments to reconcile net loss to net cash (used in)/ provided by operating activities:
Depreciation of vessels	2,890,476	2,134,474
Amortization of deferred charges	37,526	94,441
Loss in investment in joint venture	478,882	185,714
Share-based compensation	104,840	68,417
Other income accrued	(282,625)	(341,571)
Unrealized loss on derivatives	125,329	129,661
Changes in operating assets and liabilities	588,371	943,895
Net cash (used in)/provided by operating activities	(1,461,238)	374,088

Cash flows from investing activities:
Advances and payments for vessels under construction	(6,203,042)	(22,425,803)
Proceeds from sale of a vessel	-	1,549,603
Release of restricted cash	-	5,325,014
Increase in restricted cash	(360,043)	(4,421,604)
Net cash used in investing activities	(6,563,085)	(19,972,790)

Cash flows from financing activities:
Loan arrangement fees paid	-	(507,276)
Proceeds from long-term debt	-	28,300,000
Repayment of long-term debt	(1,918,000)	(13,852,125)
Net cash (used in)/provided by financing activities	(1,918,000)	13,940,599

Net decrease in cash and cash equivalents	(9,942,323)	(5,658,103)
Cash and cash equivalents at beginning of period	25,411,420	8,715,636
Cash and cash equivalents at end of period	15,469,097	3,057,533

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Loss and Cash Flow Provided By / (Used In) Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2016
Net loss	(5,404,037)	(2,840,943)
Interest and finance costs, net (incl. interest income)	467,564	370,121
Depreciation	2,890,476	2,134,474
Unrealized & realized loss on derivatives, net	203,811	199,644
Adjusted EBITDA	(1,842,186)	(136,704)

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2016
Net cash flow (used in)/provided by operating activities	(1,461,238)	374,088
Changes in operating assets / liabilities	(588,371)	(943,895)
Realized loss on derivatives	78,482	69,983
Equity (loss) / gain in joint venture and Other investment income, net	(196,257)	155,857
Share-based compensation	(104,840)	(68,417)
Interest, net	430,038	275,680
Adjusted EBITDA	(1,842,186)	(136,704)

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings / (loss) before interest, income taxes, depreciation, amortization, gain / loss in derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income /(loss) or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and the Company's calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net loss to Adjusted net loss

(All amounts expressed in U.S. Dollars except share data and per share amounts)

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2016
Net loss	(5,404,037)	(2,840,943)
Unrealized loss on derivatives	125,329	129,661
Realized loss on derivatives	78,482	69,983
Adjusted net loss	(5,200,226)	(2,641,299)
Preferred dividends	(401,751)	(421,084)
Adjusted net loss available to common shareholders	(5,601,977)	(3,062,383)
Adjusted net loss per share, basic & diluted	(0.97)	(0.38)
Weighted average number of shares, basic & diluted	5,783,231	8,104,860

“Adjusted net loss” and “Adjusted net loss per share” Reconciliation:

Euroseas Ltd. considers “Adjusted net loss” to represent net loss before gain / loss on derivatives. “Adjusted net loss” and “Adjusted net loss per share” is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivatives, which items may significantly affect results of operations between periods.

“Adjusted Net loss” and “Adjusted net loss per share” do not represent and should not be considered as an alternative to net loss or loss per share, as determined by U.S. GAAP, The Company's definition of “Adjusted net loss” and “Adjusted net loss per share” may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 11 vessels, including 3 Panamax drybulk carriers, 1 Handymax drybulk carrier and 1 Kamsarmax drybulk carrier, 2 Intermediate containership, 2 Handysize containerships, 2 Feeder containerships. Euroseas 5 drybulk carriers have a total cargo capacity of 351,272 dwt, its 6 containerships have a cargo capacity of 10,086 teu. The Company has also signed contracts for the construction of two Ultramax (63,500 dwt) fuel efficient drybulk carriers and one extra Kamsarmax (82,000 dwt) fuel efficient drybulk carrier. Including the three new-buildings, the total cargo capacity of the Company's drybulk vessels will be 560,272 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 24, 2016	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer